# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Skechers U.S.A., Inc., CIK 0001065837
CUSIP: 830566105
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 228 Manhattan Beach Blvd., Manhattan Beach, California (CA), 90266
Date of event which requires filing of this statement: 05/04/2025
Amends the filing with accession number 0001193125-16-629225
Filed by CIK 0001080904
Persons authorized to receive notices and communications: Ted Weitzman, Associate, General Counsel, Skechers U.S.A., Inc., 228 Manhattan Beach Blvd., Manhattan Beach, California (CA), 90266, (310) 318-3100

## Reporting persons
- Robert Greenberg (CIK 0001080904): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 13,644,303; shared voting power 4,263,198; sole dispositive power 13,644,303; shared dispositive power 4,263,198; aggregate amount beneficially owned 17,907,501 (12.3% of the class)
- Skechers Voting Trust (CIK 0001676471): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 13,619,670; shared voting power 0; sole dispositive power 13,619,670; shared dispositive power 0; aggregate amount beneficially owned 13,619,670 (9.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.001 per share
Name of issuer: Skechers U.S.A., Inc.
Address of issuer's principal executive offices: 228 Manhattan Beach Blvd., Manhattan Beach, California (CA), 90266

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment No. 3 (the "Amendment") amends the Statement on Schedule 13D that was filed with the Securities and Exchange Commission on June 23, 2016, as amended by Amendment No. 1 filed on June 30, 2016, as further amended by Amendment No. 2 filed on November 10, 2022 (the "Schedule 13D"), by Robert Greenberg and the Skechers Voting Trust.

This Amendment supplements the disclosure in Item 4 of the Schedule 13D by adding the following:

Merger Agreement:

As disclosed on the Current Report on Form 8-K filed by the Issuer with the SEC on May 5, 2025, the Issuer entered into an Agreement and Plan of Merger dated May 4, 2025 (the "Merger Agreement") with Beach Acquisition Co Parent, LLC, a Delaware limited liability company ("Parent"), and Beach Acquisition Merger Sub, Inc., a Delaware corporation and a subsidiary of Parent ("Merger Sub" and together with Parent, the "Buyer Parties"). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation and becoming a subsidiary of Parent (the "Merger"). The Buyer Parties are affiliates of investment funds managed by 3G Capital Partners L.P. Capitalized terms used herein but not otherwise defined have the meaning set forth in the Merger Agreement.

The board of directors of the Issuer (the "Board"), acting on the unanimous recommendation of an independent committee of the Board, comprised solely of independent directors and established by the Board for the purpose of reviewing, evaluating and negotiating the Merger (the "Independent Committee"), has approved the Merger Agreement and the transactions contemplated thereby, including the Merger (collectively, the "Transaction").

Among other things, the Merger Agreement requires that the Issuer obtain an irrevocable written consent (the "Written Consent") by certain stockholders, including the Reporting Persons, who collectively hold approximately 60% of the combined voting power of the outstanding shares of Issuer's Common Stock (the "Required Stockholders"), approving and adopting the Merger Agreement and the Transaction.

Following the execution of the Merger Agreement, on May 4, 2025, the Reporting Persons, the Greenberg Family Trust, and other Required Stockholders executed and delivered the required written consent to the Issuer. The delivery of the Written Consent constituted the necessary approvals of stockholders for the approval of the Transaction, subject to the other conditions set forth in the Merger Agreement.

If the Merger is consummated, the Issuer intends to delist its Class A Common Stock from the New York Stock Exchange and deregister its Class A Common Stock under the Securities Exchange Act of 1934, as amended.

Support Agreement:

In connection with entering into the Merger Agreement, on May 4, 2025, the Issuer entered into a support agreement (the "Support Agreement") with the Reporting Persons pursuant to which each Reporting Person has agreed to, among other things, vote against (a) any action or agreement that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement, including the Merger, and (b) any Acquisition Proposal (as defined in the Merger Agreement) or approval of any other proposal, transaction, agreement or action, made in opposition to or in competition with, or that would reasonably be expected to prevent, materially delay or impede the consummation of, the Merger Agreement or the Transaction. In addition, each Reporting Person has agreed to (x) elect to receive the Mixed Election Consideration (as defined in the Merger Agreement) in the Transaction pursuant to, and in accordance with, the terms and conditions of the Merger Agreement and (y) waive any appraisal rights to which it may be entitled pursuant to the applicable law in connection with the Transaction, including the Merger. The Support Agreement also includes certain restrictions on transfer of shares of the Issuer's Common Stock by each Reporting Person.

The foregoing description of the Support Agreement does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of the Support Agreement, a copy of which is attached hereto as Exhibit 99.1.

In connection with the Merger, the Reporting Persons shall receive for each share of Class A Common Stock and/or each share of Class B Common Stock, as the case may be, an amount in cash equal to $57.00 and one limited liability company unit of Parent, subject to election mechanics and proration as described in the Merger Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of the Amendment to this Schedule 13D are incorporated herein by reference. As of May 2, 2025, the Skechers Voting Trust beneficially owned 13,619,670 shares of Class A Common Stock via its holding of the same number of shares of Class B Common Stock. As of May 2, 2025, Robert Greenberg beneficially owned 17,907,501 shares of Class A Common Stock as follows: 13,619,670 shares of Class A Common Stock via his indirect holding of the same number of shares of Class B Common Stock as sole trustee of the Skechers Voting Trust, 4,255,986 shares of Class A Common Stock via his indirect holding of the same number of shares of Class B Common Stock as a co-trustee of the Greenberg Family Trust, 7,212 shares of Class A Common Stock via his indirect holding of these shares as co-trustee of the Greenberg Family Trust, and his direct holding of 24,633 shares of Class A Common Stock.

Robert Greenberg beneficially owns 12.3% of the Class A Common Stock, which is based on 127,671,462 shares of Class A Common Stock outstanding as of May 2, 2025 and 17,875,656 shares of Class B Common Stock beneficially owned by Mr. Greenberg that may be converted at any time into shares of Class A Common Stock. Mr. Greenberg beneficially owns 92.6% of the Class B Common Stock, which is based on 19,313,651 shares of Class B Common Stock outstanding as of May 2, 2025. Mr. Greenberg beneficially owns 12.2% of the aggregate amount of Class A Common Stock and Class B Common Stock outstanding as of May 2, 2025. Each share of Class B Common Stock is entitled to 10 votes and each share of Class A Common Stock is entitled to one vote. Based on the aggregate amount of Class A Common Stock and Class B Common Stock outstanding as of May 2, 2025, Mr. Greenberg beneficially owns 55.7% of the combined voting power of the Issuer's capital stock.

The Skechers Voting Trust beneficially owns 9.6% of the Class A Common Stock, which is based on 127,671,462 shares of Class A Common Stock outstanding as of May 2, 2025 and 13,619,670 shares of Class B Common Stock beneficially owned by the Skechers Voting Trust that may be converted at any time into shares of Class A Common Stock. The Skechers Voting Trust beneficially owns 70.5% of the Class B Common Stock, which is based on 19,313,651 shares of Class B Common Stock outstanding as of May 2, 2025. The Skechers Voting Trust beneficially owns 9.3% of the aggregate amount of Class A Common Stock and Class B Common Stock outstanding as of May 2, 2025. Based on the aggregate amount of Class A Common Stock and Class B Common Stock outstanding as of May 2, 2025, the Skechers Voting Trust beneficially owns 42.5% of the combined voting power of the Issuer's capital stock. The Reporting Person disclaims beneficial ownership of the 13,619,670 shares of Class B Common Stock except to the extent of its pecuniary interest therein, and this schedule shall not be deemed an admission that the Skechers Voting Trust is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Person to Rows (7) through (10) of the cover pages of the Amendment to this Schedule 13D and Item 5 (a) hereof are incorporated herein by reference. Robert Greenberg, as sole trustee of the Skechers Voting Trust, has sole voting and dispositive power with respect to the 13,619,670 shares of Class B Common Stock held by the Skechers Voting Trust, and he has shared voting and dispositive power with respect to the 4,255,986 shares of Class B Common Stock held by the Greenberg Family Trust. Mr. Greenberg also has sole voting and dispositive power with respect to the 24,633 shares of Class A Common Stock that he holds directly, and he has shared voting and dispositive power with respect to 7,212 shares of Class A Common Stock held by the Greenberg Family Trust.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds:
Robert Greenberg and M. Susan Greenberg, as co-trustees of the Greenberg Family Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,255,986 shares of Class B Common Stock held by the Greenberg Family Trust. The beneficiaries of the Greenberg Family Trust, are entitled to certain distributions of the Greenberg Family Trust's property, which may include the Class B Common Stock owned by the Greenberg Family Trust or dividends therefrom or the proceeds of the sale thereof.

Robert Greenberg, as sole trustee of the Skechers Voting Trust, has the right to receive or the power to direct the receipt of dividends from the 13,619,670 shares of Class B Common Stock held by the Skechers Voting Trust. The beneficiaries of the Skechers Voting Trust, which includes the Greenberg Family Trust that previously transferred 8,500,000 shares of Class B Common Stock to the Skechers Voting Trust, are entitled to certain distributions of the Skechers Voting Trust's property, which may include the Class B Common Stock owned by the Skechers Voting Trust or dividends therefrom.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
This Amendment supplements the disclosure in Item 6 of Schedule 13D by adding the following:

The information set forth in Item 4 of this Amendment is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Support Agreement, dated as of May 4, 2025 (incorporated by reference to Exhibit 10.2 of the Issuer's Form 8-K filed with the Securities and Exchange Commission on May 5, 2025).

99.2 Agreement and Plan of Merger, dated as of May 4, 2025, by and among Beach Acquisition Co Parent, LLC, Beach Acquisition Merger Sub, Inc. and Skechers U.S.A., Inc. (incorporated by reference to Exhibit 2.1 of the Issuer's Form 8-K filed with the Securities and Exchange Commission on May 5, 2025)

## Signatures
- Robert Greenberg: /s/ Robert Greenberg, Robert Greenberg (05/05/2025)
- Skechers Voting Trust: /s/ Robert Greenberg, Robert Greenberg, as Trustee (05/05/2025)